Exhibit 99.25

GOLD X2 MINING INC.

Management’s Discussion and Analysis

For the years ended December 31, 2025 and 2024

Gold X2 Mining Inc. Management’s Discussion and Analysis

This Management’s Discussion and Analysis (“MD&A”) is dated April 23, 2026, and presents the financial condition and results of operations of Gold X2 Mining Inc. (formerly Goldshore Resources Inc). (“GoldX2” or the “Company”) for the years ended December 31, 2025 and 2024. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended December 31, 2025 and 2024 (the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and all figures are reported in Canadian dollars unless otherwise indicated. This MD&A complements and supplements, but does not form part of, the Company’s Financial Statements.

This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language included in this MD&A. Readers are advised to refer to the cautionary language when reading any forward-looking statements.

This MD&A is prepared in conformity with National Instruments 51-102F1 Continuous Disclosure Obligations.

Peter Flindell, PGeo, MAusIMM, MAIG, Vice-President, Exploration, of the Company, and a qualified person under National Instrument 43-101 Standards of Disclosure for Mineral Projects, has approved the scientific and technical information contained in this MD&A.

DESCRIPTION AND OVERVIEW OF BUSINESS

Gold X2 is a gold focused Canadian mineral exploration company. The Company’s primary business is the acquisition and evaluation of precious metal mineral properties in Canada. Gold X2 currently holds title to the Moss Gold Project, Hillcrest Project, an option to earn into the Vanguard Project, Coldstream Project, Star Lake Project and Huronian Project located in Ontario, Canada. The Company’s head office is located at 450 Commerce Place, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6 and its registered and records office is at 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, V6E 2J3. The Company was incorporated under the Business Corporations Act (British Columbia) on April 30, 2009.

As of the date of this MD&A, the Company’s Board of Directors consisted of the following: Tom Obradovich (Chairman), Michael Henrichsen, David Stone, Shawn Khunkhun, Joanna Pearson and Kyle Hickey.

Additional information relating to the Company is available on the Company’s website at www.goldx2.com.

2025 – 2026 Strategic and Corporate Highlights

•	On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 23,800,0000 units of the Company at a price of $0.95 per unit for total gross proceeds of $22,610,000 and 16,666,666 charity flow-through common shares at a price of $1.233 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years to acquire one additional common share at a price of $1.42 per share. On February 26, 2026, the Company completed the second tranche of the non-brokered private placement and issued 58,992,945 charity flow-through common shares at a price of $1.233 for gross proceeds of $72,738,301. The gross proceeds from the sale of the charity flow-through shares will be used to advance exploration and resource expansion activities at the Company’s Moss Gold Project.

The financing included significant participation from AngloGold Ashanti, which upon closing, has acquired 58,992,945 common shares representing approximately a 9.9% equity interest in the Company, alongside another strategic investor; AngloGold Ashanti entered into an investor rights agreement providing participation and top-up rights and collaboration through a joint technical committee. Separately, Hess Capital acquired 23.8 million units, with proceeds supporting project advancement and consulting services to be provided post-closing.

Gold X2 Mining Inc. Management’s Discussion and Analysis

•	On January 26, 2026, the Company announced the results of its Preliminary Economic Assessment (the “PEA”) and updated Mineral Resource Estimate (“MRE”) for its 100% owned Moss Gold Project.

•	On January 12, 2026, the Company entered into a definitive agreement with Sky Gold Corp. to acquire, in stages, up to 100% of Sky Gold’s interest in an option agreement over the 10,540-hectare Star Lake Property, located approximately 23 km east of the Company’s Moss Gold Project in the Shebandowan Greenstone Belt, Ontario, which would increase Gold X2’s total regional land package to 40,456 hectares. The Company may earn a 50%, 75%, and ultimately 100% interest through staged consideration comprising assessment credits, exploration expenditures, cash payments, and share issuances to Sky Gold and the underlying local prospector, with Stage 1 obligations required by March 14, 2028, and no time limits on subsequent stages. Upon earning 100% of the option interest, Gold X2 will have the exclusive right to acquire 100% of the mineral rights, subject to a retained 2% net smelter return royalty held by the local prospector, which may be repurchased for $3 million, and minimum annual advance royalty payments of $20,000 from 2030 to 2033.

•	On February 19, 2026, the Company entered into an amendment agreement with Sky Gold establishing minimum issue prices for shares issued to satisfy dollar-denominated consideration under the definitive agreement of $0.90 per the Company’s share and $0.085 per Sky Gold share. All shares issued are subject to a four-month hold period, no finders’ fees are payable, and the transaction is at arm’s length.

•	On December 16, 2025, the Company announced the appointment of Michael Kanevsky as Chief Financial Officer (“CFO“) effective January 19, 2026.

•	On November 28, 2025, the Company completed an acquisition of Kesselrun Resources Ltd. (“Kesselrun”), previously announced on October 1, 2025. Under the definitive arrangement agreement, Gold X2 acquired all of the issued and outstanding common shares of Kesselrun, thereby obtaining a 100% interest in the Huronian Gold Project, which is adjacent to the Company’s Moss Gold Project in Northern Ontario. Pursuant to the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.2152 of a Gold X2 common share, representing approximately 4.13% ownership of Gold X2 on a post-transaction basis, and Gold X2 also assumed $2.0 million of Kesselrun debt and provided a $500,000 interest-free bridge loan to Kesselrun. The Company issued 20,249,997 common shares and granted 419,753 stock options pursuant the closing transaction with Kesselrun Resources Ltd. The Huronian Project carries various net smelter return (“NSR”) royalties ranging from 0.5% to 2.00%, some of which include buy-back provisions that allow the Company, at its option, to reduce the NSR. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $3,834,000 for a total NSR of 1.50%. The Company retains a right of first refusal to acquire certain NSRs on the same terms and conditions as any arm’s length third-party offer.

•	On October 20, 2025, the Company entered into a property purchase agreement with an arm’s length vendor to acquire a 100% interest in the Coldstream Claims in Ontario for $400,000 in cash, payable in two instalments of $200,000 each. Upon completion, the vendor will retain a 2% NSR royalty, of which 1% may be repurchased for $500,000 within 30 days of commercial production.

•	On September 2, 2025, the Company appointed Mr. Tom Obradovich to its Board of Directors and announced the retirement of Brett Richards. The Company also announced that Ms. Erica Borgstrom will step down as CFO effective September 30, 2025, with Ms. Juciane Gomes Goncalves assuming the role of Interim CFO.

•	On July 30, 2025, the Company amended the option agreement with Thunder Gold to revise the required remaining expenditures on the Vanguard Project to $4,989,000 with no prescribed deadline at the sole discretion of the Company.

Gold X2 Mining Inc. Management’s Discussion and Analysis

•	On July 28, 2025, the Company filed its final short form base shelf prospectus (the “base shelf prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $150,000,000 of common shares, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period.

•	On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued: 26,315,790 flow-through common shares at a price of $0.38 for gross proceeds of $10,000,000; 28,409,090 charity flow-through common shares at a price of $0.44 for gross proceeds of $12,500,000; and 43,822,580 common shares at a price of $0.31 for gross proceeds of $13,585,000.

•	On May 26, 2025, the Company exercised its right to buy back 1% of the 2.5% net smelter return royalty on its Moss Gold Project from Wesdome Gold Mines. On July 21, 2025, the Company paid $5,500,000 cash payment and issued 3,333,333 common shares with a fair value of $0.415 per common share.

•	On February 11, 2025, the Company granted 500,000 stock options at an exercise price of $0.38 and 250,000 RSUs to the Chief Financial Officer and Corporate Secretary, pursuant to the Company’s omnibus incentive plan.

•	On February 3, 2025, the Company appointed Erica Borgstrom as the Company’s Chief Financial Officer and Corporate Secretary effective February 1, 2025, who then resigned September 30, 2025.

2025 – 2026 ACQUISITION AND EXPLORATION HIGHLIGHTS

Moss Gold Project

Preliminary Economic Assessment and Mineral Resource Estimate

On January 26, 2026, the Company announced the results of its Preliminary Economic Assessment (the “PEA”) and updated Mineral Resource Estimate (“MRE”) for its 100% owned Moss Gold Project.

•	Base Case (US$2,750/oz Au, US$35.00/oz Ag, $1.34 USD/CAD): After-tax NPV5% of $2.232 billion, IRR of 22.1% and payback of 3.2 years.

•	Long-Term Consensus Gold Price (US$3,137/oz, US$37.74/oz Ag, $1.35 USD/CAD): After-tax NPV5% of $3.152 billion, IRR of 28.1% and payback of 2.5 years.

•	Spot Gold Price (US$4,600/oz, US$90.00/oz Ag, $1.35 USD/CAD): After-tax NPV5% of $6.578 billion, IRR of 48.6% and payback of 1.0 years.

•	PEA results reflective of the potential for a top 10 producing gold mine in Canada: Estimated average annual payable gold production of approximately 265,000 ounces and silver production of 374,000 ounces respectively over an initial 13.2 year mine life.

•	Strong margins support rapid payback and significant free cash flow generation: All in Sustaining Costs (“AISC”) of US$1,188/oz and Cash Costs of US$999/oz rank the Moss Gold Project in the second quartile of the cost curve. The Project forecasts after-tax free cash flow of $4.035 billion over the life of mine (“LOM”) at US$2,750/oz gold and $10.466 billion at the current gold price of US$4,600/oz.

•	Detailed capital and infrastructure costs: Initial capital costs of C$2.001 billion (US$1.493 billion) including contingencies of $303 million and excluding working capital.

Gold X2 Mining Inc. Management’s Discussion and Analysis

•	PEA represents a true base-case scenario at a gold price of US$2,750, silver price of US$35.0, with a clear path to improving economic performance and mine life extension.

•	Potential to improve grade in early years of production by optimizing mine scheduling and utilizing stockpile management, which was not included in the final PEA.

•	Potential for improved processing and metallurgical recoveries through evaluation of a gravity circuit.

•	Potential to increase mine life through additional drilling of mineralized zones both within and immediately adjacent to the Reasonable Prospects of Eventual Economic Extraction (“RPEEE”) open pit shell.

•	Updated Mineral Resource Estimate for Moss Gold Deposit – improved geological model and resource confidence.

•	Indicated Resources of 2.125 Moz Au at 1.03 g/t Au, 3.160 Moz Ag at 1.53 g/t Ag contained within 64.3 Mt.

•	Inferred Resources of 3.910 Moz Au at 0.97 g/t Au, 6.273 Moz Ag at 1.55 g/t Ag contained within 125.9 Mt.

•	73% increase in Indicated ounces following newly completed structural and lithological models and 2025 drilling.

•	Ten primary shear corridors contain 55% of resource within the Moss Deposit.

•	Updated Mineral Resource Estimate for East Coldstream Deposit – not currently included in the PEA.

•	Indicated Resources of 0.333 Moz Au at 1.09 g/t Au contained within 9.5 Mt.

•	Inferred Resources of 0.299 Moz Au at 1.06 g/t Au contained within 8.8 Mt.

On January 25, 2021, the Company entered into a purchase agreement with Moss Gold Mines Ltd. and Wesdome Gold Mines Ltd. (“Wesdome”) to acquire a 100% interest in the Moss Gold Project located in Ontario, Canada (the “Moss Gold Transaction” or “Moss Gold Project”). At closing, the Company recorded an obligation to issue shares totaling $20,000,000 related to future milestone payments. Following the final milestone payment of 12,500,000 common shares with a deemed value of $7,500,000 in May 2025, the Company completed all of the required payments under the purchase agreement for the acquisition of its 100% interest in the Moss Gold Project and this liability was extinguished.

During 2025, in addition to progressing the PEA with G Mining Services (“G Mining”), the Company focused on completing two technical programs outlined in a press release dated October 10, 2024 (found on SEDAR+ and the Company’s website).

The 15,000-meter diamond drilling program, which focused on testing mineralized shears in the upper and marginal parts of the deposit that are otherwise difficult to drill without winter conditions, commenced in December 2024. This was extended by 5,000 meters during the second quarter of 2025 to a 20,000-meter program (announced on April 9, 2025) following the receipt of positive drilling results and indications that parts of the deposit, such as the current Southwest Zone and between the Southwest and Main Zones, can be expanded. The final drill program was completed on May 9, 2025, with 21,329 meters drilled in 67 holes.

The Company reported first quarter drill results covering 16 drill holes (5,206.60 meters) in four news releases dated January 17, 2025, February 20, 2025, March 3, 2025 and March 20, 2025 (found on SEDAR+ and the Company’s website).

Drilling results received during the second quarter of 2025 covering 29 drill holes (7,910.70 meters) were reported in five news releases dated April 15, 2025, April 22, 2025, May 1, 2025, May 15, 2025 and June 11, 2025 (found on SEDAR+ and the Company’s website).

Gold X2 Mining Inc. Management’s Discussion and Analysis

Drilling results received during the third quarter of 2025 covering 69 drill holes (16,020.5m meters) were reported in seven news releases dated July 3, 2025, July 25, 2025, August 8, 2025, August 12, 2025, September 10, 2025, October 29, 2025, November 13, 2025, January 30, 2026 and February 5, 2026 (found on SEDAR+ and the Company’s website).

Abitibi Geophysics completed pole-dipole Induced Polarization (“IP”) geophysics over the Moss Gold Deposit in January of 2025. This work was conducted to understand the character of the Moss Gold deposit so that other anomalies can be brought into the correct context of our target style. The team then conducted a broad gradient array IP survey over the larger Moss Block, which was completed by mid-May 2025. These data are being combined with historical geophysical data and processed to produced 3D inversion models that are currently under review.

On October 16, 2025, the Company announced, systematic bedrock geochemistry sampling and Moss-style geophysical fingerprints have identified several prospects in the Deaty Trend that comprise a 5-kilometer-long zone of gold anomalism within four primary targets.

Exploration has also better defined the Moss Trend, which is displaced across two NNE-striking faults, and covers a total strike length of at least 8 kilometers. This includes:

•	the 1.6-kilometer-long Moss Nose target that represents the offset portion of the Moss Deposit to the south.

•	an expansion of the near-pit Superion prospect to be 700 meters long and 500 meters wide;

•	several parallel prospects from 600 to 1,500 meters long immediately to the south of Moss and in a trend between Moss and Deaty that require follow-up.

Huronian Project

On September 30, 2025, the Company entered into a definitive arrangement agreement with Kesselrun, pursuant to which the Company agreed to acquire all the issued and outstanding common shares of Kesselrun. The acquisition provides the Company with a 100% interest in the Huronian Gold Project, located adjacent to and contiguous with the Company’s Moss Gold Project in Northern Ontario. The transaction closed on November 28, 2025. Under the terms of the arrangement, each Kesselrun shareholder received $0.02 in cash and 0.2152 of a Gold X2 common share, representing approximately 4.13% of the Company’s outstanding shares on a post-transaction basis. As part of the transaction, Gold X2 also assumed $2.0 million of Kesselrun’s outstanding debt and provided a $0.5 million interest-free bridge loan prior to closing. The acquisition enhances the regional scale and strategic potential of its Northern Ontario gold assets through consolidation of complementary land positions. The Huronian Project carries various NSR royalties ranging from 0.5% to 2.00%, some of which include buy-back provisions that allow the Company, at its option, to reduce the NSR. The total cost of the NSR’s if the Company were to exercise all of its buy-back rights is $3,834,000 for a total NSR of 1.50%. The Company retains a right of first refusal to acquire certain NSRs on the same terms and conditions as any arm’s length third-party offer.

The Huronian Gold Project is in the Thunder Bay Mining District in northwestern Ontario, approximately 105 km west of the City of Thunder Bay, and is directly west, and adjacent, to Gold X2’s Moss Gold Project. The Huronian Gold Project is defined by 293 contiguous mineral claims (4,777.0 ha) and four mining patents (404.3 ha). The mineral claim types include both single cell and boundary cell claims. Most of the claims (279 claims or 95%) occur within the Moss Township. The remaining claims extend southward into the northernmost Powell Lake or Nelson Lake areas. The mining patents occur in the central and northern portions of the Huronian Gold Project. The two central patents were granted in 1858 and include mining and surface rights that encompass the area surrounding the historic and past-producing Ardeen Mine.

Kesselrun obtained an early exploration permit for the Huronian Gold Project on August 13, 2025, covering Moss Township and surrounding areas. The permit is on the Winnipeg River watershed and is effective for a period of three years. As exploration activities progress, Gold X2 will apply for additional permits (e.g., a permit to take water and road maintenance permit) for the Huronian Gold Project as required and in association with the host Indigenous communities.

Gold X2 Mining Inc. Management’s Discussion and Analysis

On October 23, 2025, the Company filed a technical report prepared in accordance with National Instrument 43-101–Standards of Disclosure for Mineral Projects (the “Technical Report“) on the high-grade Huronian Gold Project, a past-producing mine strategically located adjacent to Gold X2’s flagship Moss Gold Project in northwestern Ontario. The Technical Report was prepared by Michael B. Dufresne, M.Sc., P.Geo., and D. Roy Eccles, M.Sc., P.Geol., P.Geo., both independent Qualified Persons as defined by NI 43-101. Information of a scientific or technical nature in respect of the Huronian Gold Project (found on SEDAR+).

Coldstream Property

On October 28, 2025, the Company entered into a property purchase agreement with an arms length party (the “Vendor”) pursuant to which Gold X2 will acquire from the Vendor all of the rights, title and interests in and to the mineral exploration property known as the Coldstream Claims located to the west of the Moss Gold Deposit in the Province of Ontario.

The acquisition resulted in an addition of 939 hectares, further consolidating Gold X2’s land position and enhancing exploration potential across the Shebandowan Greenstone Belt.

In consideration of the Coldstream Claims, the Company paid the Vendor an initial cash payment of $200,000, and on or before the date that is 12 months from the effective date, the Company will pay the Vendor a final cash payment of $200,000. Commencing from the execution of the purchase agreement until completion of the acquisition, the Company will act as the operator of the Coldstream Claims.

Upon completion of the acquisition transaction the Company will grant the Vendor a 2% net smelter returns royalty (the “NSR Royalty”) with respect the Coldstream Claims. The Company will have the right to re-purchase from the Vendor 1% of the NSR Royalty for $500,000 within 30 days of commercial production.

Environmental studies

During 2025, CSL Environmental & Geotechnical continued environmental baseline studies focused on surface water hydrology and commenced the drilling of water bores in the proposed pit area, along with packer testing and nested water well pairs, of which three were completed to date. Clearview Geophysics completed a seismic geophysics survey over the proposed pit area to assist in the development of a model of the glacial till overburden covering the deposit.

On May 8, 2025, the Company signed an Impact Benefit Agreement (“IBA”) term sheet with the Lac des Mille Lacs First Nation. The IBA term sheet sets out the key terms that will guide the negotiation of a future IBA between the Company and Lac des Mille Lacs First Nation.

Quality Assurance and Quality Control

The Company adheres to Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Best Practices Guidelines for exploration related activities conducted on all of its properties. Quality Assurance and Quality Control (“QA/QC”) procedures are overseen by the qualified person (“QP”). Gold X2 QA/QC protocols are maintained through the insertion of certified reference material (standards), blanks and field duplicates within the sample stream. Drill core is cut in-half with a diamond saw, with one-half placed in sealed bags and shipped to the laboratory and the other half retained on site. Third party laboratory checks on 5% of the samples are carried out as well. Chain of custody is maintained from the drill to the submittal into the laboratory preparation facility.

During 2025, analytical testing was performed by ALS Canada Ltd. in North Vancouver, British Columbia. The entire sample is crushed to 70% minus 2 mm (10 mesh), of which a 1,000-gram riffle split is pulverized to 85% minus 75 microns (200 mesh) (PREP-31B). Multi-element analyses were determined by inductively coupled plasma mass spectrometry (ICP-MS) for 48 elements following a 4-acid digestion process (ME-MS61).

High-grade silver testing was determined by fire assay a gravimetric finish (ME-GRA21), depending on grade range. Au is also determined by fire assay on a 30-gram split with either atomic absorption (Au-AA23) or gravimetric finish (Au-GRA21), depending on grade range. Metallic screen assays may be completed on very high-grade samples.

Gold X2 Mining Inc. Management’s Discussion and Analysis

Other Projects

Vanguard Project

On July 7, 2022, the Company executed an option agreement with Thunder Gold Corp. (“Thunder Gold”) to earn into certain mining claims held by Thunder Gold in the Shebandowan greenstone belt (the “Vanguard Project”). The expenditure commitments in the option agreement were subsequently amended in May 2024. On July 30, 2025, the Company announced it had further amended the option agreement with Thunder Gold to revise the required remaining expenditures on the Vanguard Project to $4,989,000 with no prescribed deadline at the sole discretion of the Company. As of the date of this MD&A, all other commitments related to the option agreement have been completed.

The work performed at the Vanguard Project to date consisted of airborne geophysics, mapping, and data compilation. Simcoe Geophysics completed a limited ground gravity survey over selected conductors during the year ended December 31, 2024. This work was conducted to help discriminate sulphide and graphite sources for the conductivity anomalies. The Company’s focus remains on the Moss Gold Project with very limited work completed at the Vanguard Project during 2025.

Hillcrest Project

On May 8, 2023, the Company staked 390 cell claims covering 8,261 hectares which comprise the Hillcrest Project for $19,500. The Hillcrest Project represents a greenfield approach to gold exploration and is part of a strategy to build a multi-year pipeline of gold projects in the Thunder Bay area.

During the first quarter of 2025, a remote study was completed by Terrane Geoscience targeting signatures identified by Gold X2 as important for gold mineralization. This work was completed after the renewal date and so the Company let its claims lapse. In the second quarter, the Company staked 381 cell claims covering 7,989 hectares over the primary targets along the Crayfish Fault at a cost of $19,050. The Company also staked 192 cell claims covering 4,026 hectares at a cost of $9,700 along the Greenwater Fault to the south of Moss to facilitate exploration of an untested crustal-scale structure.

The Company’s current focus remains on the Moss Gold Project, and no further field work was completed at the Hillcrest Project during 2025.

Star Lake Project

The Star Lake Property covers 10,540 hectares and is approximately 23 kilometers to the east of the Company’s Moss Gold Project in Northwest Ontario, Canada.

Star Lake hosts one of only four significant gold-in-till anomalies evident in the Ontario Geological Survey’s regional till geochemistry data for the entire Shebandowan greenstone belt. This was initially outlined in the Quetico Reconnaissance Project conducted by Mingold Resources in 1990 and augmented by subsequent explorers. These four clusters of anomalous gold-in-till samples surround the already discovered Moss Gold Project and the historical Ardeen mine, both controlled by Gold X2, the “Eureka Zone” at Delta-1 held by Delta Resources, and the undrilled gold-in-till anomaly at Star Lake held by Sky Gold. There is a fifth single sample anomaly at Kekek, but explorers have not been able to reproduce this anomaly.

The Star Lake till anomaly lies within the till train that lies to the southwest in the direction of glacial flow of the historical Shebandowan Nickel Mine, creating a large area of base metal anomalism. This directed historical exploration to focus on magmatic Ni-Cu-Co-PGE deposits. Sky Gold recognized the underlying gold potential as noted in their press release of April 10, 2024:

“Heavy mineral concentrates from the historic Mingold sampling at Star Lake yielded gold values as high as 5,250 ppb, 1,580 ppb, 1,370 ppb and 1,050 ppb over an area of approximately 3 X 3 kilometres. Delicate, pristine gold grains were also reported at several sample sites, strongly suggesting a local bedrock source for the gold. The high gold values in these samples, also include strongly anomalous pathfinder elements including arsenic, antimony, bismuth, as well as copper, lead and zinc.”

Gold X2 Mining Inc. Management’s Discussion and Analysis

Additional till sampling by Sky Gold helped to define two distinct gold and pathfinder trains, associated with favourable geology and structural features which provide favorable settings for orogenic gold deposits:

•	one mineralized trend runs parallel to an unnamed ENE-trending fault along the contact between intermediate volcanics and the Greenwater granodiorite stock; and

•	a second trend runs parallel to the ENE-trending Tinto Fault along the contact of intermediate volcanics and a gabbroic intrusive body.

Surface prospecting and stripping have yet to discover the source of the gold anomaly. This will be the focus of the Company’s exploration programs in late 2026, which will start with a gradient array geophysical survey.

2025 AND 2024 EXPLORATION AND EVALUATION COSTS

The schedules below summarize the carrying costs of acquisition and exploration costs incurred to date for each exploration and evaluation asset that the Company is continuing to explore as at December 31, 2025 and 2024:

	Moss Gold Project	Other Projects	Total
Exploration and evaluation assets
Balance, January 1, 2024 (restated) (1)	$52,055,250	$174,000	$52,229,250
Acquisition costs	-	140,000	140,000
Balance, December 31, 2024
(restated) (1)	$52,055,250	$314,000	$52,369,250
Acquisition costs	8,364,527	348,650	8,713,177
Acquisition cost- Coldstream Project	200,000	-	200,000
Acquisition costs – Huronian Project	16,497,028	-	16,497,028
Balance, December 31, 2025	$77,116,805	$662,650	$77,779,455

Exploration and evaluation expenditures
Assays	$4,053,834	-	4,053,834
Camp costs	1,717,701	-	1,717,701
Consulting and salaries	5,875,889	23,541	5,899,430
Environment consulting	3,737,543	-	3,737,543
Database management	268,617	-	268,617
Drilling	9,739,565	-	9,739,565
Geochemistry and geophysics	472,544	-	472,544
Government grant	(200,000)	-	(200,000)
Other costs	1,697,370	-	1,697,370
Year ended December 31, 2025	$27,363,063	$23,541	$27,386,604

Exploration and evaluation expenditures
Assays	$215,034	-	$215,034
Camp costs	299,374	-	299,374
Consulting and salaries	2,384,377	60,384	2,444,761
Environment consulting	527,019	-	527,019
Database management	79,077	-	79,077
Drilling	1,404,581	-	1,404,581
Geochemistry and geophysics	322,116	32,317	354,433
Other costs	531,194	13,535	544,729
Year ended December 31, 2024	$5,762,772	$106,236	$5,869,008

(1) The figures have been restated as a result of a change in accounting policy, see Change of Accounting Policy section below.

Gold X2 Mining Inc. Management’s Discussion and Analysis

RESULTS OF OPERATIONS

Three months ended December 31, 2025 and 2024

The Company reported a loss and comprehensive loss of $8,331,501 or $0.02 basic and diluted loss per share for the three months ended December 31, 2025, compared to $4,360,955 or $.01 basic and diluted loss per share for the three months ended December 31, 2024.

The increase in loss was primarily driven by the following factors:

•	Exploration expenses increased by $3,968,302 to $7,085,891 for the three months ended December 31, 2025, compared to $3,117,588 in the same period in 2024. The increase is a result of higher expenditures incurred on exploration and resource expansion activities at the Moss Gold Project as the Company worked towards completing its PEA as well as more drilling activities during the three months ended December 31, 2025 compared to the prior year. During the three months ended December 31, 2025, the Company incurred $2,427,336 in drilling, $764,651 in assays, $2,264,283 in consulting and salaries, $592,047 in environmental consulting, $496,287 in camp costs and $480,287 in other costs compared to $978,826 in drilling, $842,992 in consulting and salaries, $527,019 in environmental consulting, $116,650 in camp costs and $126,897 in other costs as a result of less exploration activities undertaken during the three months ended December 31, 2024.

•	Consulting fees increased by $657,110 to $1,024,358 for the three months ended December 31, 2025, compared to $367,248 in the same period of 2024. The increase in the fourth quarter of 2025 was primarily attributable to key management personnel bonuses, compared to no similar key management personnel bonuses recorded in the fourth quarter of 2024.

•	Stock-based compensation increased by $601,794 to $1,293,632 for the three months ended December 31, 2025, compared to $691,838 in the same period in 2024, primarily due to increased staffing levels resulting in a greater number of stock options and restricted share units (“RSUs”) granted in the fourth quarter of 2025 compared to 2024, as well as an increased amount of RSUs vesting during the period with higher grant date fair values.

•	Recovery of flow-through premium was $1,410,455 during the three months ended December 31, 2025, compared to $365,985 in the same period of 2024, as a result of more qualifying Canadian exploration expenses incurred at the Moss Gold Project during the quarter.

Gold X2 Mining Inc. Management’s Discussion and Analysis

The following is a summary of the Company's results for the eight most recently completed quarters:

	December 31,	September 30,	June 30,	March 31,
As at and for the quarter ended	2025	2025	2025	2025
	$	$	$	$

Loss and comprehensive loss	(8,331,501)	(7,370,924)	(4,686,200)	(5,964,910)
Loss per share	(0.02)	(0.02)	(0.01)	(0.02)
Cash and cash equivalents	12,601,306	25,701,364	39,554,591	10,474,336
Total assets	91,745,104	88,366,785	93,370,071	64,125,452
Shareholders’ equity	85,344,947	81,028,990	85,677,016	58,543,994

	December 31,	September 30,	June 30,	March 31,
As at and for the quarter ended	2024	2024	2024	2024
	$	$	$	$

Loss and comprehensive loss	(4,360,955)	(2,977,957)	(1,518,736)	(1,406,690)
Loss per share	(0.01)	(0.01)	(0.01)	(0.01)
Cash and cash equivalents	15,379,270	6,226,202	4,012,640	4,553,606
Total assets	69,005,164	59,134,181	56,852,441	57,234,003
Shareholders’ equity	61,512,149	55,976,638	53,653,242	54,288,234

The main drivers for the fluctuations in loss and comprehensive loss during the periods presented related to the following:

•	Exploration expenditures increased during the year ended December 31, 2025 compared to 2024, primarily due to significantly expanded drilling, technical studies, and resource expansion activities at the Moss Gold Project.

•	Stock-based compensation expense increased during the years ended December 31, 2025 and 2024, primarily as a result of additional RSUs and stock options vesting over the period, with higher grant date fair values reflecting the Company’s increased share price.

Year ended December 31, 2025 and 2024

The Company reported a loss and comprehensive loss of $26,353,535 or $0.06 basic and diluted loss per share for the year ended December 31, 2025, compared to $10,264,338 or $.04 basic and diluted loss per share in 2024.

The increase in loss was primarily attributable to the following variances:

•	Exploration expenses increased by $21,517,596 to $27,386,604 for the year ended December 31, 2025, compared to $5,869,008 during the year ended December 31, 2024, The increase is a result of higher expenditures incurred on exploration and resource expansion activities at the Moss Gold Project as the Company worked towards completing its PEA as well as more drilling activities during the year ended December 31, 2025. During the year ended December 31, 2025, the Company incurred $9,739,565 in drilling, $4,053,834 in assays, $5,875,889 in consulting and salaries and $1,697,370 in other costs compared to $1,404,581 in drilling and $2,384,377 in consulting and salaries as a result of less exploration activities undertaken during the year ended December 31, 2024.

•	Stock-based compensation increased by $1,226,690 to $3,226,978 for the year ended December 31, 2025, compared to $2,000,288 during the year ended December 31, 2024, primarily due to an increase in the amount of restricted share units (“RSUs”) vesting during the year ended December 31, 2025 with higher grant date fair values.

Gold X2 Mining Inc. Management’s Discussion and Analysis

•	Consulting fees increased by $1,634,147 to $2,377,172 for the year ended December 31, 2025, compared to $743,025 during the year ended December 31, 2024. The Company incurred higher management, corporate development and investor relations expenditures as a result of an increase in business activity during 2025 compared to lower management, corporate development and investor relations expenditures as a result of less business activity during 2024.

•	Professional fees increased by $480,811 to $722,416 for the year ended December 31, 2025, compared to $241,605 during the year ended December 31, 2024, as a result of higher legal fees related to increased corporate activity during 2025 compared to lower legal fees as a result of less corporate activity during 2024.

•	Recovery of flow-through premium increased to $6,731,051 for the year ended December 31, 2025, compared to $585,488 during the year ended December 31, 2024, as a result of more qualifying Canadian exploration expenses incurred at the Moss Gold Project during 2025.

•	The Company recorded a deferred income tax recovery of $2,445,000 in fiscal 2025 which was recognized in connection with the issuance of 12,500,000 shares to Wesdome relating to the Company’s final milestone payment, which had previously been recorded as an obligation to issue shares, compared to a deferred income tax expense of $606,000 in fiscal 2024.

The selected financial information below is derived from the Company’s Financial Statements for the years ended December 31, 2025, December 31, 2024 and the nine-month period ended December 31, 2023.

	Year Ended	Year Ended	Nine Months Ended
	December 31, 2025	December 31, 2024	December 31, 2023
		(as restated)	(as restated)
Total revenue	$-	$-	$-
Operating expenses	35,910,489	10,503,154	6,459,233
Other expenses	(7,111,954)	(844,816)	(153,024)
Loss before income taxes	28,798,535	9,658,338	6,306,209
Total comprehensive loss	26,353,535	10,264,338	8,145,209
Basic and diluted loss per share	0.06	0.04	0.04

		As at
	December 31, 2025	December 31, 2024	December 31, 2023
		(as restated)	(as restated)
Cash and cash equivalents	$12,601,306	$15,379,270	$5,269,421
Exploration and evaluation assets	77,779,455	52,369,250	52,229,250
Total assets	91,745,104	69,005,164	58,002,859
Current liabilities	5,748,695	4,915,552	744,577
Shareholders’ equity	85,344,947	69,005,164	58,002,859

LIQUIDITY AND CAPITAL RESOURCES

Gold X2 currently has no operations that generate cash flows. The Company’s future financial success will depend on the discovery and development of one or more economic mineral deposits. This process can take years, can consume significant resources and is largely based on factors that are beyond the control of the Company’s management. The Company’s ability to continue as a going concern is dependent upon its ability to raise equity capital or borrowings sufficient to meet current and future obligations. The business of mining and exploration involves a high degree of risk and there can be no assurance that management’s plans will be successful. The Company currently is not generating any revenue. Whether and when the Company can obtain profitability and positive cash flows from its operations is uncertain.

Gold X2 Mining Inc. Management’s Discussion and Analysis

These material uncertainties may cast significant doubt on the Company’s ability to continue as a going concern. The Company’s Financial Statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. Such adjustments could be material.

As at December 31, 2025, the Company’s current assets exceeded its current liabilities by $7,686,851 (December 31, 2024 – $11,081,605). Current liabilities include a flow-through share premium liability of $997,309 (December 31, 2024 – $3,561,195) which is not repayable in cash. At December 31, 2025, the Company had an accumulated deficit of $84,130,597 (December 31, 2024 – $59,092,102). Subsequent to December 31, 2025, the Company raised $115,898,300, in two tranches, through the completion of a non-brokered private placement financing.

Base Shelf Prospectus

On July 28, 2025, the Company filed its final short form base shelf prospectus (the “base shelf prospectus”) with the securities commissions in each of the provinces of Canada, except Quebec. The base shelf prospectus allows the Company to offer up to $150,000,000 of common shares, subscription receipts, warrants and units comprised of one or more of the other securities described from time to time over the 25-month period. The base shelf prospectus was filed to provide the Company with the flexibility to take advantage of financing opportunities from time to time and as market conditions dictate. The terms of such future offerings, if any, will be established at the time of such offerings. At the time any of the securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of any such offering will be filed with applicable Canadian securities regulatory authorities.

Operating Activities

Net cash used by the Company in operating activities for the year ended December 31, 2025, was $29,134,536 compared to $7,670,637 in the year ended December 31, 2024. The Company incurred a loss of $26,353,535 (December 31, 2024 - $10,264,338). Non-cash items totaling $5,657,585 were added to the loss, primarily related to recovery of flow-through share premium, deferred income tax recovery and stock-based compensation (December 31, 2024 - $2,103,352). The Company had changes in non-cash working capital items that further decreased the cash used in operating activities by $2,876,584 (December 31, 2024 –$490,349). The increase in cash used in operating activities was most significantly impacted by the higher loss for the year ended December 31, 2025 as a result of an increase in activity levels reflecting the expanded 20,000-meter diamond drilling program completed during 2025 at the Moss Gold Project, partially offset by a higher recovery of flow-through share premium as a result of higher flow-through eligible expenditures relating to exploration and evaluation activities in the current period.

Investing Activities

Net cash used in investing activities for the year ended December 31, 2025, was $10,984,737 compared to $476,453 in the year ended December 31, 2024.The increase was primarily attributable to $10,981,122 in acquisition costs incurred during 2025 in connection with the acquisition of mineral property interests and net profit interests in Moss Gold Project, Vanguard Project and Kesselrun projects.

Financing Activities

Net cash generated in financing activities in the current year was $37,341,312, compared to $18,256,939 in the year ended December 31, 2024. The Company received net cash proceeds from share issuances of $32,949,737 and received proceeds from warrants, compensation options and stock options exercised of $4,169,677, $190,088 and $324,530, respectively, during the year (December 31, 2024 – proceeds of $5,680,612 from warrant exercises, net cash proceeds from share issuances of $12,647,045 and compensation options 167,686).

In addition, the Company repaid lease obligations of $102,319 (December 31, 2024 – $73,302) and made a cash settlement of $190,401 for restricted share units (RSUs) that vested during the year ended December 31, 2025 (December 31, 2024 –$165,102).

Gold X2 Mining Inc. Management’s Discussion and Analysis

FINANCINGS

February 2026 Non-Brokered Private Placement

On February 19, 2026, the Company completed the first tranche of a non-brokered private placement and issued 23,800,0000 units of the Company at a price of $0.95 per unit for total gross proceeds of $22,610,000 and 16,666,666 charity flow-through common shares at a price of $1.233 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years to acquire one additional common share at a price of $1.42 per share. On February 26, 2026, the Company completed the second tranche of the non-brokered private placement and issued 58,992,945 charity flow-through common shares at a price of $1.233 for gross proceeds of $72,738,301. The gross proceeds from the sale of the units, flow-through common shares and charity flow-through shares will be used to advance exploration and resource expansion activities at the Company’s Moss Gold Project, for general and corporate expenses and for working capital purposes.

June 2025 Bought Deal Private Placement

On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	26,315,790 flow-through common shares at a price of $0.38 for gross proceeds of $10,000,000;

•	28,409,090 charity flow-through common shares at a price of $0.44 for gross proceeds of $12,500,000;

•	43,822,580 common shares at a price of $0.31 for gross proceeds of $13,585,000.

Based on the difference in price between flow-through shares and the Company’s common shares, management accounted for the premium paid on the flow-through shares on a residual basis as a flow-through premium liability of $4,167,165. In connection with the private placement, the Company paid the underwriters a cash commission of $2,038,395, paid fees of $159,915 and incurred other share issuance costs of $936,953.

October 2024 Private Placement

On October 29, 2024, the Company completed a private placement for aggregate gross proceeds of $13,972,358. In connection with the private placement, the Company issued:

•	15,848,159 flow-through common shares at a price of $0.475 per share; and

•	12,159,400 charity flow-through common shares at a price of $0.53 per share.

Based on the difference in price between the flow-through shares and the Company’s common shares on the date of closing, management accounted for the premium paid on the flow-through shares on a residual basis as a flow-through premium liability of $3,889,636. In connection with the private placement, brokers received a cash commission of $813,220, and the Company granted the brokers 1,627,565 non-transferable compensation options with a fair value of $248,588. Each compensation option entitles the holder thereof to purchase one common share at an exercise price of $0.475 per common share for a period of 24 months following the closing of the private placement. The Company also incurred other share issuance costs of $512,093 as part of the private placement.

Gold X2 Mining Inc. Management’s Discussion and Analysis

The table below summarizes the use of proceeds from financings at December 31, 2025:

Date of Financing	Gross Proceeds $	Use of Funds	Incurred to December 31, 2025 $	Balance Remaining $
October 2024	13,972,358	Moss Gold Project exploration flow-through eligible spending	13,972,358	-
June 2025	22,500,000	Moss Gold Project exploration flow-through eligible spending	14,078,263	8,421,737
June 2025	13,585,000	General, corporate and administrative expenses and working capital to fund ongoing operations	9,405,431	4,179,569

OUTSTANDING SHARE DATA

The Company’s authorized share capital consists of an unlimited number of common shares without par value. The issued and outstanding common shares and instruments convertible into common shares of the Company are as follows:

		As at
	The Date of this MD&A	December 31, 2025	December 31, 2024
Common shares	603,660,562	496,825,290	335,615,647
RSUs (1)	9,010,000	4,945,000	6,237,500
Stock options (2)	34,318,274	34,203,828	24,081,833
Warrants (2)	24,211,891	1,008,000	18,039,657
Compensation options (2)	-	1,617,565	2,717,789
(1)	Once vested, each RSU represents the right to receive one common share of the Company, the equivalent cash value thereof, or a combination of the two, at the Company’s discretion.

(2)	Each stock option, warrant and compensation option is exercisable into one common share of the Company at the option of the holder.

A summary of activity during the year ended December 31, 2025 and up to the date of this MD&A is presented below:

•	On February 19, 2026, the Company completed the first tranche of a non-brokered private placement announced in January 2026, and issued 23,800,0000 units of the Company at a price of $0.95 per unit for total gross proceeds of $22,610,000 and 16,666,666 charity flow-through common shares at a price of $1.233 for gross proceeds of $20,549,999. Each unit is comprised of one common share and one common share purchase warrant. Each warrant is exercisable for a period of two years to acquire one additional common share at a price of $1.42 per share. On February 26, 2026, the Company completed the second tranche of the non-brokered private placement and issued 58,992,945 charity flow-through common shares at a price of $1.233 for gross proceeds of $72,738,301.

•	Subsequent to December 31, 2025, the Company issued 5,425,000 stock options with a weighted average exercise price of $1.21 per share to directors, officers, consultants and employees.

•	Subsequent to December 31, 2025, 4,890,801 stock options were exercised into common shares at a weighted average exercise price of $0.47 for gross proceeds of $2,299,870.

•	Subsequent to December 31, 2025, 419,753 stock options with a weighted average exercise price of $1.72 expired.

•	Subsequent to December 31, 2025, 1,000,008 warrants were exercised into common shares at a weighted average exercise price of $0.13 for gross proceeds of $131,040.

•	Subsequent to December 31, 2025, 1,205,674 warrants were exercised into common shares at a weighted average exercise price of $0.48 for gross proceeds of $572,695.

Gold X2 Mining Inc. Management’s Discussion and Analysis

•	Subsequent to December 31, 2025, on April 1, 2026, the Company granted 100,000 RSUs to an employee. The RSUs vest on April 1, 2027.

•	Subsequent to December 31, 2025, the Company issued 250,000 common shares in connection with the vesting of 250,000 RSUs previously granted to the former officer of the Company and vested on February 10, 2026.

•	On May 30, 2025, the Company issued 12,500,000 common shares at a value of $0.60 per share for a total value of $7,500,000 to Wesdome Gold Mines Ltd. pursuant to its purchase agreement for the Moss Gold Project.

•	On June 4, 2025, 600,000 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 409,191 common shares and an aggregate cash payment of $63,921.

•	On June 20, 2025, the Company completed a bought deal private placement for aggregate gross proceeds of $36,085,000. In connection with the private placement, the Company issued:

•	26,315,790 flow-through common shares at a price of $0.38 for gross proceeds of $10,000,000;

•	28,409,090 charity flow-through common shares at a price of $0.44 for gross proceeds of $12,500,000;

•	43,822,580 common shares at a price of $0.31 for gross proceeds of $13,585,000.

•	On July 21, 2025, the Company issued 3,333,333 common with a fair value of $1,383,333 to Wesdome pursuant to repurchase of the 1.0% NSR on all metal production from the Moss Gold Project.

•	On July 28, 2025, issued 500,000 common shares with a fair value of $220,000 to Thunder Gold Corp. pursuant to its option agreement for the Vanguard Project.

•	On August 1, 2025, the Company issued 1,000,000 common shares with a fair value of $435,000 related to the agreement to repurchase 1.5% of a 2.5% NPI on the Moss Gold Project.

•	On August 1, 2025, the Company issued an aggregate of 3,000,000 common shares pursuant to the vesting of 3,000,000 RSUs.

•	On November 28, 2025, the Company issued 20,249,996 common shares with a fair value of $11,339,998 as part of the consideration paid for the acquisition of Kesselrun.

•	On December 8, 2025, 2,512,500 RSU’s vested which were settled by way of a combination of cash and equity, comprised of the issuance of 2,286,664 common shares and an aggregate cash payment of $126,476.

•	During the year ended December 31, 2025, 16,678,707 warrants were exercised into common shares at an exercise price of $0.25 for aggregate gross proceeds of $4,169,677. In connection with the exercises, a total of $Nil was transferred from reserves to share capital.

•	During the year ended December 31, 2025, 1,100,224 compensation options were exercised into common shares at an average exercise price of $0.17, for aggregate gross proceeds of $190,088.

•	During the year ended December 31, 2025, 1,604,088 stock options were exercised into common shares at an average exercise price of $0.20 for gross proceeds of $324,530.

RELATED PARTY TRANSACTIONS

The Company’s related parties consist of its key management personnel. During the years ended December 31, 2025 and 2024, the Company incurred the following amounts for compensation of key management personnel, including directors, and companies controlled and/or owned by officers and directors of the Company:

Gold X2 Mining Inc. Management’s Discussion and Analysis

Year ended December 31, 2025	Salaries and Consulting	Share-based compensation	Bonus	Total
	$	$	$	$

Michael Henrichsen, Chief Executive Officer	300,000	489,569	300,000	1,089,569
Peter Flindell, Chief Operation Officer	289,503	218,371	225,000	732,874
Sam Gibson, Vice President Corporate Development	247,500	235,813	220,000	703,313
Juciane Gomes, Interim Chief Financial Officer	-	23,028	-	23,028
Marlis Yassin, Former Chief Financial Officer	12,000	8,570	-	20,570
Erica Borgstron, Former Chief Financial Officer	164,728	70,986	-	235,714
Board of Directors	-	641,393	-	641,393
Former Directors	-	39,138	-	39,138
Sentinel Corporate Services Inc., company owed by a family member of Marlis Yassin	15,000	1,980	-	16,980
Total	1,028,731	1,728,848	745,000	3,502,579

Year ended December 31, 2024	Salaries and Consulting	Share-based compensation	Bonus	Total
	$	$	$	$
Brett Richards, Former Chief Executive Officer	50,000	251,618	-	301,618
Michael Henrichsen, Chief Executive Officer	265,000	300,225	-	565,225
Peter Flindell, Chief Operation Officer	311,516	151,581	-	463,097
Sam Gibson, Vice President Corporate Development	-	21,799	-	21,799
Marlis Yassin, Chief Financial Officer	164,000	95,788	-	259,788
Board of Directors	-	401,423	-	401,423
Former Directors	-	106,723	-	106,723
Sentinel Corporate Services Inc., company owed by a family member of Marlis Yassin	180,000	15,405	-	195,405
Total	970,516	1,344,562	-	2,315,078

As at December 31, 2025, the Company owed $353,476 to the Company’s Chief Executive Officer in respect of services provided to the Company (December 31, 2024 - $Nil) and $13,737 in respect of expense reimbursements for travel (December 31, 2024 - $26,354).

As at December 31, 2025, the Company owed $227,345 to the Company’s Chief Operation Officer in respect of services provided to the Company (December 31, 2024 - $Nil) and $7,345 in respect of expense reimbursements for travel (December 31, 2024 - $9,886). As at December 31, 2025, the Company owed $220,000 to the Company’s Vice President Corporation Development in respect of services provided to the Company (December 31, 2024 - $Nil).

During the year ended December 31, 2025, the Company was party to a service agreement whereby it had contracted administrative, corporate and financial reporting services with Sentinel Corporate Services Inc. (“Sentinel”), a company controlled by a close family member of the former Chief Financial Officer. The agreement was in effect until April 30, 2025.

All related party transactions are incurred in the normal course of business and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

Gold X2 Mining Inc. Management’s Discussion and Analysis

COMMITMENTS

As of December 31, 2025, the Company had the following commitments related to its projects:

Moss Gold Project

•	Underlying advanced royalty commitment of $18,125 annually, due quarterly, until the project enters production.

•	Related to the repurchase of 1.5% of a 2.5% net profit interest (“NPI”) on the Moss Gold Project, monthly cash payments of $20,000 over a 41-month term, concluding April 2029, and the issuance of common shares on May 1, 2029, having a total value of $300,000 up to a maximum of 1,176,470 shares.

Vanguard Project

•	Required remaining expenditures of $4,989,000 on the Vanguard Project, which may be incurred at any time, at the sole discretion of the Company.

Coldstream Project

•	Required a cash payment of $200,000 on the Coldstream Project on or before October 20, 2026.

As at December 31, 2025, the Company also had the following contractual obligations:

Contractual Obligations	1 Year	1-3 Years	4-5 Years	After 5 years	Total
	$	$	$	$	$
Accounts payable and accrued liabilities	4,471,554	-	-	-	4,471,554
Lease obligations	113,995	197,577	-	-	311,552
Other liabilities	240,000	480,000	80,000	-	960,000
Total	4,825,549	677,577	80,000	-	5,743,106

SIGNIFICANT ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The critical judgments and estimates that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

Going concern

The assessment of the Company’s ability to continue as a going concern and to raise sufficient funds to pay for its ongoing operating expenditures and meet its liabilities for the ensuing year involves significant judgment based on historical experience and other factors, including expectation of future events that are believed to be reasonable under the circumstances.

Impairment of long-lived assets

The carrying value and the recoverability of long-lived assets, including exploration and evaluation assets, are evaluated at each reporting date. Management assesses for indicators of impairment, which includes assessing whether facts or circumstances exist that suggest the carrying amount exceeds the recoverable amount, specifically if the Company expects to continue with expenditure on the further exploration of the project, and that the period for which the Company has the right to explore has not and will not expire.

Gold X2 Mining Inc. Management’s Discussion and Analysis

Asset acquisition versus business combination

Management applied judgment with respect to whether the acquisition of the Kesselrun, was an asset acquisition or a business combination. The assessment required management to assess the inputs, processes and outputs acquired at the time of acquisition. Pursuant to the assessment, Kesselrun acquisition was determined to be an asset acquisition.

Valuation of stock-based compensation and compensation options

The Company uses the Black-Scholes option pricing model for the valuation of stock-based compensation and compensation options. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, forfeiture rate, risk-free market interest rate, expected volatility in the price of the underlying stock and expected life of the instruments. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Flow-through premium liability

Pursuant to the terms of the flow-through share agreements, flow-through shares transfer the tax deductibility of qualifying resources expenditures to investors. On Issuance, the Company bifurcates the flow-through shares into i) a flow-through share premium, equal to the estimated premium, if any, investors pay for the flow-through feature, which is recognized as a liability, and ii) share capital. Upon expenses being incurred, the Company derecognizes the liability on a pro-rata basis and recognizes a recovery for the amount of tax reduction renounced to the shareholders.

Shares Issued to acquire exploration and evaluation assets

From time to time, the Company issues common shares in the course of acquiring exploration and evaluation assets. When shares are issued without cash consideration, the transaction is recognized at the fair value of the assets received. In the event that the fair value of the assets cannot be reliably determined, the Company will recognize the transaction at the fair value of the shares issued. These estimates impact the value of share capital and exploration and evaluation assets.

Computation of income taxes

The determination of tax expense for the period and deferred tax assets and liabilities involves significant estimation and judgment by management. In determining these amounts, management interprets tax legislation in a variety of jurisdictions and make estimates of the expected timing of the reversal of deferred tax assets and liabilities. Management also makes estimates of future earnings which affect the extent to which potential future tax benefits may be used. The Company is subject to assessments by taxation authorities, which may interpret legislation differently. These differences may affect the final amount or the timing of the payment of taxes. We provide for such differences where known based on our best estimate of the probable outcome of these matters.

CHANGE IN ACCOUNTING POLICY

Exploration and evaluation expenditures

During fiscal 2025, the Company changed its accounting policy with respect to exploration and evaluation expenditures. In prior years, the Company’s policy was to capitalize by property all costs directly related to the exploration and evaluation of mineral properties. The Company has elected to change this accounting policy to now expense all such costs as exploration expenses in the consolidated statement of loss and comprehensive loss as incurred, effective with the presentation of December 31, 2025 consolidated financial statements, on a retrospective basis. Refer to Note 18 in the audited consolidated financial statements for the years ended December 31, 2025 and 2024 for further information.

Gold X2 Mining Inc. Management’s Discussion and Analysis

FINANCIAL INSTRUMENTS

The Company’s financial instruments include cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and lease liabilities, all of which are measured at amortized cost. Amounts receivable and accounts payable and accrued liabilities include amounts due from and due to related parties. The Company’s cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their carrying amounts due to the short-term nature of these instruments.

The Company's risk exposures arising from financial instruments and the impact on the Company's Financial Statements are summarized below:

The Company's risk exposures arising from financial instruments and the impact on the Company's consolidated financial statements are summarized below:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at December 31, 2025, the Company was exposed to credit risk on its cash and cash equivalents and other receivables. The Company’s cash and cash equivalents are held with high credit quality financial institutions in Canada and as at December 31, 2025, management considers its exposure to credit risk to be low. The Company’s maximum exposure to credit risk is equal to the carrying amount of its cash and cash equivalents and other receivables.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company has aimed to manage liquidity risk by maintaining adequate cash and managing its capital and expenditures. At December 31, 2025, the Company had cash and cash equivalents of $12,601,306 and accounts payable and accrued liabilities of $4,471,554 with contractual maturities of less than one year. The Company’s ability to continue as a going concern is dependent on management’s ability to raise financing until such time that the Company is profitable. The Company manages its liquidity risk by forecasting cash flows from operations and investing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments. At December 31, 2025, the Company assessed its liquidity risk as moderate.

Market risk

The risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk. The Company is not exposed to significant currency risk, interest rate risk or other price risk. There have been no changes to the Company’s market risk exposure since December 31, 2024.

OFF-BALANCE SHEET ARRANGEMENTS

As of the date of this MD&A, the Company does not have any off-balance sheet arrangements.

PROPOSED TRANSACTIONS

As of the date of this MD&A, the Company does not have any material proposed undisclosed transactions.

RISKS AND UNCERTAINTIES

The Company is in the mineral exploration and development business and as such is exposed to a number of risks and uncertainties that are not uncommon to other similar companies in a comparable stage of development. Prospective investors should carefully consider the risks described in this MD&A and refer to risk factors disclosed in the Company’s annual MD&A and annual information form (“AIF”) dated April 23, 2026 and available on SEDAR+ (www.sedarplus.ca) before making an investment decision.

Gold X2 Mining Inc. Management’s Discussion and Analysis

CAUTION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements contained in this MD&A are “forward-looking statements.” Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements, or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential” and similar expressions, or that events or conditions “will,” “would,” “may,” “could” or “should” occur.

Forward-looking statements in this MD&A include, among others, statements relating to expectations regarding the exploration and development of the Moss Gold Project, Hillcrest Project, and an option to earn into the Vanguard Project, Coldstream Project, Star Lake Project, Huronian Project the release of a preliminary economic assessment, including the timing of when these activities may occur, and other statements that are not historical facts.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such factors and risks include, among others: the Company may require additional financing from time to time in order to continue its operations which may not be available when needed or on acceptable terms and conditions acceptable; compliance with extensive government regulation; domestic and foreign laws and regulations could adversely affect the Company’s business and results of operations; and the stock markets have experienced volatility that often has been unrelated to the performance of companies and these fluctuations may adversely affect the price of the Company’s securities, regardless of its operating performance.

The forward-looking information contained in this MD&A represents the expectations of the Company as of the date of this MD&A and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

This MD&A does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.